FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

February 19, 2008.

ITEM 3:	News Release

The news release was issued on February 19, 2008 through Marketwire in Canada and the United States. The news release was also filed on SEDAR.

ITEM 4:	Summary of Material Change

The Company announced the appointment of Paul Hosford as President and Chief Operating Officer of the Company. The Company also announced the grant to Mr. Hosford of 500,000 stock options at a price of $1.41 per share, such options subject to vesting over a two year period with an expiry date of January 21, 2013.

ITEM 5:	Full Description of Material Change

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to announce the appointment of Paul Hosford, P.Eng. as President and Chief Operating Officer, effective immediately. Mr. Hosford brings with him more than 24 years of international engineering experience in mine design, operations and project management. Mr. Hosford will take over the day to day operations of Crosshair from Mark J. Morabito, who will remain as CEO, focusing on Crosshair’s corporate growth strategies going forward.

Prior to joining Crosshair, Mr. Hosford was in a management role with Barrick Gold Corp. and prior to Barrick, he spent twelve years with Hatch Vancouver as a senior level consultant on world class projects. Since receiving his B.Sc Chemical Engineering (Honours) from the University of Edinburgh in 1982, he has gained extensive international mine planning, development and operational experience including, among other projects: the San Martin Project of Glamis Gold Corp in Honduras, where he managed the design, procurement and construction of a heap leach gold mine; the Bulghah Project of Saudi Company for Precious Metals in Saudi Arabia, where he was the engineering and commissioning manager of a heap leach gold mine; CVRD’s Salobo Project in Brasil, where he was project manager for a feasibility study for a copper concentrate refinery; Northern Orion Resources’ Agua Rica Project in Argentina, where he was project manager for a copper and gold mine/mill feasibility study;

the Brewery Creek mine of Loki Gold Corp in the Yukon, where he managed the design and construction support of a gold heap leach plant; and the Goldstrike Mine of Barrick Gold Corp in Nevada, where he was responsible for evaluating plant upgrades. Mr. Hosford is a Professional Engineer and a member of the Canadian Institute of Mining and Metallurgy.

The Board would like to thank Mr. Morabito for his services as president for the last 5 years. Mr. Morabito is responsible for building the Company to where it is today and will remain in the role of Chief Executive Officer. The Board believes that Mr. Morabito’s strong corporate management, corporate finance and strategic planning background together with Mr. Hosford’s project management and mine development background will prove synergistic and allow Crosshair to commence a period of exciting growth.

The Company is granting to Mr. Hosford, under the terms of its stock option plan, options to purchase up to 500,000 common shares at a price of $1.41 per share. The options are subject to vesting over a two year period and have an expiry date of January 21, 2013.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Julie Bolden
Vice President Corporate Affairs and Corporate Secretary
(604) 681-8030.

ITEM 9:	Date of Report

February 19, 2008.